UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT
OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:
PATRIOT CAPITAL FUNDING, INC.

(Name of Company)
274 Riverside Avenue
Westport, CT 06880

Address of Principal Business Office
(Number and Street, City, State and Zip Code)
(203) 429-2700

Telephone Number (including area code)
814-00713

File Number under the Securities Exchange Act of 1934

Basis for filing the notification of withdrawal:
     On December 2, 2009, Patriot Capital Funding, Inc. merged with and into Prospect Capital Corporation, a business development company, with Prospect Capital Corporation continuing as the surviving company in the merger.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Act, the undersigned has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Westport, Connecticut on the 2nd day of December, 2009.

PATRIOT CAPITAL FUNDING, INC.
By:	/s/ Richard P. Buckanavage
	Name:	Richard P. Buckanavage
	Title:	President and Chief Executive Officer

Attest:	/s/ William E. Alvarez, Jr.

	Name:	William E. Alvarez, Jr.
	Title:	Executive Vice President, Chief Financial Officer and Secretary